

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 4, 2017

Via E-mail
Roger Ponder
Chief Executive Officer
Mantra Venture Group Ltd.
#1562 128th Street
Surrey, British Columbia, Canada V4A 3T7

Re: Mantra Venture Group Ltd.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed July 31, 2017
File No. 000-53461

Dear Mr. Ponder:

We have limited our review of your amended filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2017 letter.

Proposal 1, page 2

1.   Disclose clearly and directly, if true, that (1) your amended articles permit the board to designate the rights of any class of preferred stock for any purpose at any time without further shareholder approval, and (2) the classes of preferred stock that the board creates might not include the disclosed Series A preferred stock currently contemplated by the board. Disclose the total number of authorized shares of preferred stock.

Other Matters, page 12

2.   Show us how this section is consistent with Note D and Item 13 of Schedule 14A. Also, ensure that the information that you provide in response to Item 13 is updated for the fiscal year ended May 31, 2017; see Rule 8-08 of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Burton at (202) 551-3626 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Gene Levin, Esq.
        Pryor Cashman LLP